Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to employees of Baker Hughes Incorporated:

Integration Planning Update April 26, 2017 Baker Hughes, A GE Company For integration planning purposes only. Not to be copied distributed or reproduced without prior approval © 2016 2017 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECI PIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE SECRET S A ND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR OTHERW ISE , WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES’ INTEREST.

For integration planning purposes only . Confidential. Before we get started 2 Until the closing of the proposed transaction between GE and Baker Hughes, the companies remain independent and must continue to conduct business as they would in the absence of the transaction. However , a considerable range of integration planning activities and information sharing can go forward so long as everyone participating in the process is mindful of the following general guidelines: • Maintain and protect the secrecy of each company’s confidential information at all times • Do not disclose or discuss any details concerning the integration planning project to anyone unless expressly permitted to do so by your Legal department • Where GE and Baker Hughes compete today, continue to compete vigorously just as you always have. Avoid anything that would suggest the companies are not competing with each other • Where GE and Baker Hughes do not compete today, continue to conduct business as you would in the ordinary course. Avoid anything that would suggest that one company is improperly directing the activities of the other company pre - close • Always remember, the parties may plan for integration prior to closing, but must not take steps to implement the planned activities • Any questions regarding a team member’s confidentiality obligations, a person’s right to receive or access confidential information or any other legal matters relating to integration planning should be directed to your Legal department

For integration planning purposes only . Confidential. 3 Transaction Overview… GOVERNANCE A NEW PUBLICLY TRADED COMPANY BOARD OF DIRECTORS 3

•	GE will transfer its Oil & Gas business, and Baker Hughes will transfer its business to the new operating partnership, called Baker Hughes, a GE Company.

•	GE will also pay $7.4 billion to fund the $17.50 per share dividend to Baker Hughes shareholders.

•	GE will own 62.5% of the combination, and Baker Hughes shareholders will own 37.5% of what will be a new publicly traded company, which will trade on NYSE.

•	11-member Board of Directors, chaired by Jeff Immelt; Martin Craighead serves as vice chairman.

•	New company will be led by Lorenzo Simonelli, current President & CEO of GE Oil & Gas.

For integration planning purposes only . Confidential. Timeline* 4 *The order, timing, and completion of events described may change. 2. Announce Joint Integration Planning Team 4. Integration planning begins 6. Strategic focus areas determined 8. New operating model definition in progress 11. BHI stockholders vote 12. Purpose, core values finalized 14. Deal expected to close mid - 2017 1. Oct. 30, 2016 Agreement reached 3. Regulatory reviews begin 5. “ Discovery ” phase complete 7. Culture / branding work underway 9. Day 1 scoped 13. Regulatory approvals received 10. Proxy statement mailed to BHI shareholders 15. Integration begins

•	Now we’ll look at an overview of the major milestones in the integration planning process…

•	Note that this timeline reflects the sequence of events, and not the actual amount of time between events. Many of these milestones reflect ongoing efforts.

•	The journey to the new company requires a coordinated integration planning program that involves key integration workstreams across business regions, functional areas, product and service lines spanning both GE and BH.

•	Across all areas of integration we are driving towards the milestones outlined here on the chart. You will see the timeline is ambitious – and we are working towards a close in the mid year.

•	We are now finalizing the operating model and continuing to work on the strategic areas and critical milestones we need to prepare for Day 1 and beyond.

For integration planning purposes only . Confidential. Day 1 Readiness | Selected Workstream Updates 5 Workstream Day 1 critical priorities Workstream Day 1 critical priorities • Developing internal reporting solution • Define KPIs for the combined business • Define DOA policy and approval matrix • Harmonize policies for Day 1 • Develop new brand identity and brand architecture • Establish p urpose and core values • Plan Day 1 celebrations • Develop change management plan and communications plan to employees • Be able to close the books and have consolidated financial statements • One system of record for basic employee info • Enable collaboration between employees • Enable secured cross company transactions and access • Establish P&T organization (c apabilities, footprint) including R&D, engineering • Establish product & technology development and strategy • Identify productivity opportunities • Define product safety & processes • Define compensation and incentive plans • Determine HR policies for Day 1 • Coordinate Day 1 training requirements • Ensure continuity of HR process, e.g. payroll, hiring approvals… • Develop joint HSE expectations and reporting protocols • Implement crisis response plan for Day 1 • Emergency notification system Finance HR IT Comms / Culture HSE / Security & Crisis Management Product & Technology

Employee Engagement and Reaction

Employee outreach occurring through multiple mediums


Fullstream Ahead

Joint GE/BHI website: FullstreamAhead.com


Culture Survey Approach
9,144
2,403 (24%)
43
4

Culture Survey sent to ~20K GE/BHI employees



~60 townhalls/ ~50 roundtables across 30+ countries



"Edge Group" feedback from 24 GE/BHI employees



Cultural assessment focused on current state & aspirations

What are we hearing?

BHI employees

- Excited about joining the "GE family" and access to the GE Store… but the store is still a mystery
- Desire to become a true oilfield services leader
- Lots of potential to apply Digital across BHI & need is immediate… with expectations strong that digital fulfils its promise
- Looking to leverage leadership development and career opportunities in GE
- Ongoing questions about stock, benefits, and compensation

GE Oil & Gas employees

- Ability to play earlier in oil field lifecycle seen as a big positive
- Reassurance needed that employees can still access GE
- Excited to take advantage of BHI's technology/services … creating true fullstream player for the industry
- Desire for a clear vision for the new company

For integration planning purposes only. Confidential.

6

For integration planning purposes only . Confidential. Cultural and Branding Considerations 7 • Developing new logo and brand architecture • Using customer research to test brand positioning • Prioritizing branding materials for transition • Building advertising strategy and Day 1 launch • Articulating how we work today • Identifying and mitigating cultural risks to integration efforts • Defining purpose, desired cultural traits for the combined company

We are working hard to understand each other and how we work – and we are using a variety of ways to do this.

The Culture Survey and the Culture Assessment (which included stakeholder interviews and a workshop), along with Edge Group interviews and a customer survey, have yielded:

▪	An overview of the two companies’ current cultures

▪	Implications for integration planning

▪	The new company’s cultural aspirations (work in progress to further articulate)

▪	Recommendations for “activating” the aspirational culture (work in progress to further articulate)

Regarding the culture we aspire to, we want to take advantage of this once-in-a-lifetime opportunity.

We have the freedom to create something really quite special.

We are also doing a lot of work with our brand strategy – this is our chance to define who we are and what we stand for – so have gathered input from employees and customers.

I hope what comes across is that we are very serious about the people side of things – and we are very serious about how we present ourselves to the world at large.

For integration planning purposes only . Confidential. What Will Happen on Day 1 ? 8 • Generally speaking, you will do the same thing you did the day before • Welcome Kit: need - to - know details, where to go for help • New company intranet, but will still have access to legacy intranet and business apps • Strong effort launched to connect with employees, customers, suppliers, and investors

Generally speaking, most employees will do the same thing they did the day before

- Business continuity is a high priority

- We need to keep the customer front and center

“Welcome Kit” will contain need-to-know details, and explain what to expect next

- Will be available online on Day 1, and it will be printed for employees in locations where computers are not readily accessible

Still have access to critical business apps

- There will be a staged approach to any changes in the IT landscape

- You will have a new intranet homepage

Strong effort to connect with employees and customers

- You will be hearing from Lorenzo Simonelli on Day 1 and your local leader in the following days

- New leadership team will be on the road to connect with as many employees as possible

- High-level customer meetings will take place, and the commercial team will have materials to connect with customers

- We will also communicate with suppliers

- There will be an investor roadshow

- There will be regular updates via [blank]

Legal

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on March 29, 2017, the new NYSE listed corporation (Bear Newco, Inc. or "Newco") filed with the SEC a registration statement on Form S-4 containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the "Preliminary Combined Proxy Statement/Prospectus"). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

For integration planning purposes only. Confidential. 9

Legal

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

BAKER HUGHES

For integration planning purposes only. Confidential. 10